

Mail Stop 3720

April 5, 2017

Adam C. Vandervoort
Chief Legal Officer
Teladoc, Inc.
2 Manhattanville Road, Suite 203
Purchase, NY 10577

      Re: Teladoc, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed March 24, 2017
              File No. 001-37477

Dear Mr. Vandervoort:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Rachel W. Sheridan
       Mark D. Jaffe
       Latham & Watkins LLP